Athena Bitcoin Global

1 SE 3rd Avenue Suite 2740

Miami, FL 33131

June 27, 2025

Division of Corporation Finance	VIA EDGAR
U.S. Securities and Exchange Commission
Washington D.C. 20549

Re:	Athena Bitcoin Global
Form S-1 Registration Statement
Filed June 24, 2025
File No. 333-288284

Acceleration Request

Request Date: July 1, 2025

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 180 Life Sciences Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Standard Time, Tuesday, July 1, 2025, or as soon thereafter as practicable.

Please contact Mr. David M. Loev of The Loev Law Firm, PC at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Matias Goldenhörn

Matias Goldenhörn

Chief Executive Officer